Exhibit (a)(1)(vii)
CARLYLE CREDIT SOLUTIONS, INC.

Announcement of Results of Previously Announced
Tender Offer by Carlyle Credit Solutions, Inc. for its Shares

April 24, 2026

Dear Stockholder:
Carlyle Credit Solutions, Inc. (the “Company”) today announced the results of its previously announced tender offer to purchase up to 4,690,634 shares of its common stock, par value $0.01 per share (the “Shares”), which expired at 11:59 p.m., New York City Time, on April 17, 2026.

Based on the final count by State Street Bank & Trust Company, the Company’s transfer agent (the “Transfer Agent”), 4,713,917 Shares were properly tendered and not properly withdrawn prior to the expiration date for the tender offer, after giving effect to the purchase of an additional 23,283 Shares (0.02% of the Company's outstanding Shares as of December 31, 2025) for which the Company reserved in the Offer to Purchase the right to purchase.

In accordance with the terms of the tender offer and based on the final count described above, the Company accepted for purchase all of the Shares properly tendered and not properly withdrawn pursuant to the Offer. The number of Shares that the Company has accepted for purchase in the tender offer represents approximately 4.832% of the total number of Shares outstanding as of March 31, 2026.

In accordance with the terms of the tender offer, stockholders that have sold Shares to the Company in the tender offer have been issued a non-interest bearing, non-transferable and non-negotiable promissory note, which is being held on the stockholder’s behalf by the Transfer Agent, entitling the stockholder to receive payment(s) in an aggregate amount equal to the net asset value of the tendered Shares as of March 31, 2026 less the 2% “early repurchase fee” applicable to Shares that have not been outstanding for at least one year.
If you have any questions, please contact the Company’s Transfer Agent at (888) 207-9542.
Sincerely,
Carlyle Credit Solutions, Inc.